Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2020 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into U.S. dollar at an assumed exchange rate of DKK 6.3431 per $1.00, which was the official exchange rate of such currencies as of March 31, 2021 rounded to four decimal places.

Special Note Regarding Forward-Looking Statements

This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;

●	the development of and projections relating to our competitors or our industry;
●	our ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States and foreign countries;
●	adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and
●	other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2020 — “Item 3. Key Information—D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant Risks and Uncertainties

As a biotech company, we face a number of risks and uncertainties. These are common for the industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties the Company faces, we refer to our Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (SEC) on April 7, 2021. At the date of this interim report, there have been no significant changes to our overall risk profile since the publication of the Form 20-F.

Overview

We are a clinical-stage AI-immunology™ platform company using our proprietary artificial intelligence, or AI, technology, engineering expertise and drug development know-how to identify and develop novel immunotherapies and vaccines. To validate the predictive power and scalability of our AI technology platforms, we have identified and are developing a pipeline of clinical product candidates initially focused on the areas of immuno-oncology and infectious diseases. We currently have two product candidates in clinical development in oncology and we are advancing multiple preclinical candidates in oncology, bacterial diseases and viral infections. We are also working to apply our AI technology in additional therapeutic areas to address unmet medical needs.

PIONEER platform

PIONEER is our proprietary AI platform for the rapid discovery and design of patient-specific neoepitope-based cancer immunotherapies. We believe our proprietary in silico AI models within PIONEER allow us to efficiently identify and select those neoepitopes that we believe will generate a strong de novo T-cell response leading to significant antitumor effect in each patient. By combining these neoepitopes with a purposefully selected delivery modality believed to further enhance this antitumor effect, we design and deliver our immunotherapies to patients, with the goal of training their immune systems to target and kill cancer cells. We are currently advancing a unique pipeline of patient-specific cancer immunotherapies derived from our PIONEER platform, including EVX-01, EVX-02 and EVX-03.

EVX-01

Our first lead product candidate developed using our PIONEER platform, EVX-01, is a novel liposomal, peptide-based cancer immunotherapy designed to engage a patient’s own immune system to fight various cancers by mounting a neoepitope-specific immune response against tumors. EVX-01 is currently in a clinical Phase 1/2a trial in three indications: metastatic and/or unresectable melanoma, NSCLC and bladder cancer, administered in combination with current standard of care, PD-1/PD-L1 checkpoint inhibitor, or CPI. We believe that our therapeutic neoepitopes could change the treatment paradigm in combination with PD-1/PD-L1 CPIs across these three indications by expanding the patient population responding to PD-1/PD-L1 inhibitor treatment (CPI-resistant patients) and potentially increasing the antitumor effect in patients already responding to PD-1/PD-L1 inhibition treatment. The trial commenced in January 2019 and we anticipate a data readout from our Phase 1/2a trial by the end of the second quarter of 2021.

Early results indicate that the combination therapy is well-tolerated without any dose limiting toxicities reported for the low- and mid-dose levels. Three out of five patients treated with low-dose EVX-01 demonstrated clinical benefit, including one complete response and two partial responses. 100% of the five patients had reactive T cells and 80.5% of the administered neoepitopes induced reactive T cells in patients, of which 84.8% were de novo responses.

EVX-02

Our second lead product candidate developed using our PIONEER platform, EVX-02, is a novel, DNA-based cancer immunotherapy designed to induce a therapeutic immune response in the adjuvant setting in patients with resected melanoma. EVX-02 is currently in a clinical Phase 1/2a trial in resectable Stage III/IV melanoma patients, administered in combination with current standard of care, PD-1 CPI. We believe EVX-02 will induce a de novo neoepitope-specific T-cell response with antitumor effect, which will be amplified by the combination with PD-1 CPI. The trial commenced in July 2020 and we anticipate a data readout from our Phase 1/2a trial by the end of the second quarter of 2021.

EVX-03

Our third product candidate developed using our PIONEER platform, EVX-03, is an innovative, DNA-based neoepitope immunotherapy with an antigen presenting cell, or APC, targeting unit, intended for the treatment of multiple cancers. EVX-03 is in late pre-clinical development. Data from ongoing pre-clinical studies has shown high levels of neoepitope-reactive T cells as well as antitumor effect. We intend to submit a regulatory filing for initiation of our clinical trial in the second half of 2021.

EDEN platform

EDEN is our second AI-driven platform that rapidly identifies novel, highly protective antigens for use in pathogen-specific prophylactic vaccines against bacteria, including drug-resistant bacteria. Within EDEN, our proprietary algorithms allow us to predict and identify those antigens that we believe will trigger a robust, protective immune response against almost any bacterial infectious disease. EDEN has also been constructed to optimize vaccine antigens, i.e. engineer such antigens into soluble vaccine constructs for large scale production, which we believe will allow us to move antigen candidates into the clinic far faster than traditional vaccine discovery approaches.

We believe our approach can be used to target almost any bacterial infection and rapidly enables the discovery and development of vaccine product candidates. We intend to use EDEN to develop a pipeline of vaccine product candidates for the prevention of bacterial diseases. We are currently focused on the development of EVX-B1, our novel vaccine product candidate for the prevention of S. aureus (including MRSA) infections.

EVX-B1

Our EVX-B1 product candidate, derived from our EDEN platform, is a multi-component subunit vaccine, initially being developed for the prevention of S. aureus induced SSTI in patients undergoing hernia surgery. EVX-B1 is currently in pre-clinical development We expect to file an Investigational New Drug, or IND, Application with the U.S. Food and Drug Administration, or FDA, in the second half of 2022. EVX-B1 combines highly protective antigens identified by EDEN in with our proprietary toxin fusion protein formulated together with a potent adjuvant, CAF01. We believe our EVX-B1 product candidate will be an effective vaccine as it targets multiple virulence factors and covers the diversity of different S. aureus strains.

RAVEN

We are developing our third proprietary AI platform, RAVEN, to bring our unique AI approach to vaccine design and development for viral diseases. RAVEN combines the essential AI models from our PIONEER platform with structural bioinformatic tools from EDEN to arrive at a novel, potent B- and T-cell vaccine design concept. We combine both elements seamlessly into a novel vaccine the effects of which we believe will be further enhanced by application of our proprietary APC targeting DNA delivery modality. We believe the combination of these technologies will allow for rapid development of new and innovative vaccines against viral diseases.

We are currently utilizing the novel coronavirus known as COVID-19 as a model to develop the RAVEN platform to be able to rapidly identify and develop prophylactic vaccines against any future, emergent coronavirus strains as well as other viral diseases.

Results of Operations

Impact from COVID-19 Pandemic

The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. Governments have instituted quarantining and mandated business and school closures. Travel has been severely restricted. On a macroeconomic level, many experts predict that the outbreak will trigger a period of global economic slowdown or a global recession.

The full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. As the COVID-19 pandemic continues, our results of operations, financial condition, and cash flows may be adversely affected, particularly if the pandemic persists for an extended period of time.

As of the reporting date, we have not identified significant COVID-19 related disruptions to our business, including clinical trial operations, or identified any of our third-party manufacturers not being able to meet their obligations. In addition, no significant transactions, as a result of COVID-19, have been recognized during the first three months of 2021.

To minimize the risk of spread of COVID-19, we have taken precautionary measures within our organization, including encouraging our employees to work remotely, reducing travel activity, and minimizing face-to-face meetings. To accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment to enable our employees to perform their tasks remotely. Accordingly, it has not been necessary to make material changes to our internal control over financial reporting due to the pandemic. In addition, we monitor and have a close dialogue with third-party manufacturing suppliers, in order to mitigate the risk from disruptions in the supply chain that may result from COVID-19.

However, while the global outbreak of COVID-19 continues to impact global societies, the extent to which COVID-19 impacts our business will depend on the future development, which is highly uncertain and cannot be reliably predicted. While COVID-19 continues to impact the world in several aspects, the development is monitored closely by our management, including any impact this may have on our financial performance and financial position. Our top priority remains the health and safety of our staff and the patients in our studies.

Comparison of the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020	Change
	(USD in thousands)
Operating expenses:
Research and development	$3,893	$2,510	$1,383
General and administrative	1,282	781	501
Total operating expenses	5,175	3,291	1,884
Operating loss	(5,175)	(3,291)	(1,884)
Finance income	972	16	956
Finance expenses	(297)	(4)	(293)
Net loss before tax	(4,500)	(3,279)	(1,221)
Income taxes	407	180	227
Net loss for the period	$(4,093)	$(3,099)	$(994)

Research and Development

Research and development expenses were $3.9 million for the three months ended March 31, 2021 as compared to $2.5 million for the three months ended March 31, 2020. The increase in research and development expenses was primarily due to increased spending of $1.0 million for ongoing development utilizing our AI platforms, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased by $0.4 million due to higher headcount.

General and Administrative

General and administrative expenses were $1.3 million for the three months ended March 31, 2021 as compared to $0.8 million for the three months ended March 31, 2020. The increase in general and administrative expenses was primarily due to a $0.5 million increase in overhead and professional fees related to the expansion of our corporate function for our initial public offering completed in February 2021.

Finance Income

Finance income was primarily related to foreign exchange gains on the receipts of our IPO proceeds, which were in USD while the functional currency is DKK, recognized during the three months ended March 31, 2021.

Finance Expenses

Finance expenses were primarily related to foreign exchange losses recognized during the three months ended March 31, 2021.

Income Taxes

The benefit from income tax was $0.4 million for the three months ended March 31, 2021 compared to $0.2 million for the three months ended March 31, 2020. Our effective tax rates for the three months ended March 31, 2021 and 2020 were different from the Danish effective statutory tax rate of 22% since we do not meet the requirement for capitalization of deferred tax assets. In connection with our initial public offering, we incurred non-deductible expenses which resulted in differences in our effective tax rates.

Liquidity and Capital Resources

Overview

We are a clinical development stage AI-immunology company that has not generated revenues during the reporting periods. We are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of March 31, 2021, we had an accumulated deficit of $31.1 million and expect to continue to incur significant losses for the foreseeable future.

As of March 31, 2021 and December 31, 2020, our available liquidity, comprised of cash and cash equivalents, was $27.0 million and $5.8 million, respectively and our total equity was $27.8 million and $7.0 million, respectively. The increase in cash and equity was primarily a result of the proceeds received from the completion of our initial public offering, discussed below. We have not generated any revenues during the three months ended March 31, 2021 and 2020 and we do not anticipate generating revenues unless and until we successfully complete Phase 2b development and obtain an out-licensing partnership of any current or future product candidates.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into 3 tranches of €7.0 million, €6.0 million and €7.0 million or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For each tranche drawn down, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of March 31, 2021, and as of the date of this report, we had not drawn down on the EIB Loan Agreement.

In September 2020, we received $6.6 million of additional funding from the issuance of 745,380 of our ordinary shares as part 1 of our “bridging round” with outside investors. On October 15, 2020, we successfully completed part 2 of our “bridging round” of capital with outside investors in the amount of $2.4 million from the issuance of 269,136 of our ordinary shares and received the proceeds in November 2020.

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hoersholm, Denmark. The commencement date for the lease was February 1, 2021 and the lease continues for a term of 10 years from that date. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. The initial monthly payment is $28,800, which consist of $12,000 for the office space, and $16,800 for the laboratory space. Through-out the term, the lease is subject to increases ranging from 2-4% on the annual lease payment amount.

On February 5, 2021, we completed our initial public offering through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the initial public offering, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the initial public offering, our registered, issued, and outstanding share capital was nominal DKK 19,198,668 divided into 19,198,668 ordinary shares of DKK 1 each.

Financing Requirements

We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

Based on our current operating plan, our board of directors believe that the existing cash and cash equivalents, including the net proceeds from our initial public offering completed on February 5, 2021 and funding arrangements with current investors and EIB, along with management initiatives, will provide us with necessary resources to support our operations for at least 12 months from March 31, 2021. However, the forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could use capital resources sooner than expected. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses is uncertain.

Future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;

●	our ability to establish and maintain collaboration, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;
●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to hire additional management, scientific, technical and business personnel; and
●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate product candidate development or grant rights to develop and market product candidates.

Cash Flows

The following table summarizes our cash flows for the periods indicated (unaudited):

	Three Months Ended March 31,
	2021	2020

	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(4,035)	$(2,950)
Net cash used in investing activities	(327)	(81)
Net cash provided by/(used in) financing activities	25,252	(18)
Net increase/(decrease) in cash and cash equivalents	$20,890	$(3,049)

Operating Activities

Net cash used in operating activities was $4.0 million for the three months ended March 31, 2021. The largest component of our cash used in operating activities during this period was a net loss for the period of $4.0 million and non-cash adjustments of $1.0 million offset by a net cash change in our working capital during the period of $1.0 million. The non-

cash adjustments primarily consisted of foreign exchange rate adjustments and various other immaterial changes of $0.8 million, a change in income tax benefit of $0.4 million, and a change in tax credit schemes accounted for as grants of $0.1 million. The non-cash adjustments were offset by a change in share-based compensation expense of $0.3 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $0.9 million in trade payables and an increase of $0.2 million in other payables, both due to the timing of invoices received, offset by a $0.1 million increase of receivables due to timing of prepayments in our research and development activities.

Net cash used in operating activities was $3.0 million for the three months ended March 31, 2020. The largest component of our cash used in operating activities during this period was a net loss for the period of $3.1 million offset by non-cash charges of $0.5 million and increased by net cash change in our working capital during the period of $0.4 million. The non-cash charges primarily consisted of share-based compensation expense of $0.7 million offset by a change in income tax benefit of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $0.1 million in trade payables, offset by a decrease of $0.2 million in other payables, both due to the timing of invoices received, and a $0.3 million increase of receivables due to timing of prepayments in our research and development activities.

Investing Activities

Net cash used in investing activities was primarily driven by the purchase of property, plant and equipment in the amounts of $282,000 and changes in leasehold deposits of $15,000, for the three months ended March 31, 2021. Net cash used in investing activities for the purchase of intangible assets was $60,000 for the three months ended March 31, 2021.

Net cash used in investing activities was primarily driven by the purchase of property, plant and equipment in the amounts of $64,000 and changes in leasehold deposits of $17,000, for the three months ended March 31, 2020.

Financing Activities

Net cash provided by financing activities was $25.3 million for the three months ended March 31, 2021, which was primarily due to net proceeds from the issuance of shares of $27.9 million from our IPO, partially offset by transaction costs of $2.6 million related to the issuance of shares.

Net cash used in financing activities for the three months ended March 31, 2020 was immaterial.

Off-balance Sheet Arrangements

As of March 31, 2021, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly the USD, the Australian Dollar and the British Pound. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2020.